EXHIBIT 99.9


Contact: Robert S. Volland                            FOR IMMEDIATE RELEASE
         Aqua Alliance                                April 1, 1999
         781-246-5200


      WAKEFIELD, MASSACHUSETTS, April 1, 1999 - Aqua Alliance Inc. (AMEX:
AAI) announced that Vivendi has today submitted to members of a Special Committee of Aqua Alliance's Board of Directors a proposal to take Aqua Alliance private for $2.00 per share in cash for each outstanding share of Class A Common Stock. Vivendi is Aqua Alliance's largest shareholder, beneficially owning approximately 83% of Aqua Alliance's outstanding common stock. The formation of the Special Committee has been formally authorized by the Board of Directors for the purpose of examining issues arising from the announcement on March 22 by Vivendi that it had agreed to acquire United States Filter Corporation. The Special Committee is made up of the two independent directors of Aqua Alliance.

       Aqua Alliance provides a comprehensive range of services and technologies for the engineering, design and construction of water and wastewater facilities; the remediation of hazardous waste; and the operation, maintenance and management of water and wastewater treatment systems. These services are provided to a full range of government and industrial clients. Aqua Alliance is an affiliate of Vivendi, the world's largest water company.